

April 8, 2014

Via E-mail
Mr. Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

> **RE:** **The L.S. Starrett Company**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed September 5, 2013**
> **Form 10-Q for the Period Ended December 31, 2013**
> **Filed January 30, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 5, 2013**
> **Response dated March 27, 2014**
> **File No. 1-367**

Dear Mr. O'Brien:

We have reviewed your response letter dated March 27, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Management's Discussion and Analysis

Results of Operations, page 11

1. We note your response to comment 5 of our letter dated March 14, 2014. Of the $880,000 of deferred income tax expense recorded during the year ended June 30, 2013, $782,000 is attributable to a decrease in your state effective tax rate due to changes in state tax rates and apportionment of profits in the jurisdictions you operate. It appears

that your state deferred tax assets were only $874,000 as of June 30, 2012; therefore, this $782,000 was a significant adjustment to your state deferred tax assets. In this regard, please provide us with the calculation to show how you arrived at the $782,000 amount. Please also tell us what consideration you gave as to whether this $782,000 adjustment was a correction of an error. If so, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N.

2. Please better explain your variances in net sales by separately quantifying the extent to which variances are attributable to changes in prices, volumes sold, or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Critical Accounting Policies and Estimates

Income Taxes, page 15

3. We note your response to comments 6 through 9 of our letter dated March 14, 2014. In light of your continued domestic losses, please expand your disclosures to provide a comprehensive explanation of how you were able to determine that it is more likely than not that you will realize your domestic deferred tax assets. Your disclosures should address the positive and negative evidence that you considered in your analysis and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred tax assets. We would expect the following to be included in your disclosures:
- Specific identification of negative evidence including five years of domestic book losses and material declines in taxable income reported in recent domestic tax returns;
- An explanation of the anticipated future trends included in your projections of future taxable income and your basis for assuming significant improvements in your results; and
- The amount of taxable income that you need to generate to realize your deferred tax assets.

Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Notes to the Financial Statements

Note 3. Acquisition and Investment, page 26

4. Please tell us what consideration you gave to providing the disclosures required by Rule 4-08(g) of Regulation S-X in regards to the investment in a private software development company. Please provide us with your significance tests.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief